Inova Technology

November 6, 2012

United States Securities and Exchange Commission
Attn: Dietrich King & Daniel Leslie
Mail Room 4561
Washington, D.C. 20549

Re:         Inova Technology, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed October 18 2012
File No. 333-182813

Dear: Mr. King & Ms. Ransom:

In response to your letter dated, November 1, 2012, regarding the above referenced filing of Inova Technology, Inc. (the Company), we are submitting this amendment on Form S-1/A#4 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

General

1.	Please revise your disclosure to consistently use item numbers, headings, and page number references in your table of contents and throughout your registration statement.

We have revised these items.

2.
We note your response to comment 1 in our letter dated October 10, 2012 as well as the numerous revisions you made to your disclosure. We continue to note disclosure in your registration statement that is duplicative of other information in your registration statement and appears to have been pulled from your annual report. By way of example only, we note the following:

Item 2. Management Discussion and Analysis located on page 61 along with the paragraph under this heading, and

Bob Bates
Inova Technology, Inc.
November 1, 2012

•	Liquidity and Capital Resources located on page 61 along with all of the paragraphs under this heading.

Please further revise your disclosure to remove these and similar disclosures as needed. We further note that you have deleted from page 61 of your registration statement the disclosure labeled "Item 13. Other Expenses of Issuance and Distribution." Please add back this disclosure as it is required by Item 13 of Form S-1.

We have made these corrections

Prospectus Cover Page, page 1

3.
We note your response to comment 2 in our letter dated October 10, 2012 stating that "the offering period is for a minimum of 9 months, with a possible 6 month extension"(underline in original). However, we note that your disclosure retains the statement that the offering period will "continue unless earlier terminated," implying that you have a right to terminate the offering period early. Please revise this statement to remove any implication that you have the right to terminate the offering prior to the expiration of the offering period.

We have clarified this wording

4.
We note your response to comment 4 in our letter dated October 10, 2012 as well as the revisions you made to your beneficial ownership table. Please further revise your beneficial ownership table to list each owner of more than 5% of your common stock, the number of shares owned, and the percentage of beneficial ownership. Please see Item 403 of Regulation S-K.

We have expanded the table to correct this

Description of Business, page 12

5.
We note your disclosure in the penultimate paragraph on page 12 that your "adjusted EBITDA has been strong, at $500,000 to $1.5 million per year." However, we note your disclosure on page 22 that your adjusted EBITDA for the year ended April 30, 2012 was $207,330 and for the year ended April 30, 2011 was $1,595,053. Please revise your disclosure on page 12 to correct the low end of the range and to identify the years covered by the range.

We have clarified our wording

Item 16.  Exhibits, page 62

6.	We note your response to comment 11 in our letter dated October 10, 2012 as well as the revisions made to your exhibit index. Please file your bylaws as Exhibit 3.2.

We have added this exhibit

Exhibit 5.1

7.
We note your response to comment 12 in our letter dated October 10, 2012, as well as the revisions to counsel’s opinion. As revised, the second and third paragraphs of the opinion suggest that counsel’s validity opinion is based solely on counsel’s examination of your certificate of incorporation, your bylaws and the noted resolutions and, for

Bob Bates
Inova Technology, Inc.
November 1, 2012

example, does not take into consideration Nevada law. As so limited, the opinion still does not appear to comply with Item 601(b)(5) of Regulation S-K. Please have counsel revise its opinion accordingly. Please refer to Section II.B.1.a. of Staff Legal Bulletin 19, which is available on our website.

We have updated the opinion letter

We hope that this amendment satisfies your concerns.  Please let us know if you have any further comments.

Regards,

Bob Bates, CFO